EXECUTION COPY

NON-COMPETITION COVENANT AND AGREEMENT

THIS NON-COMPETITION COVENANT AND AGREEMENT (this “Agreement”) is made and entered into as of February 16, 2007, by and among Mr. Tu Guo Shen (PRC ID No. 360102196509275814), an individual residing in the People’s Republic of China (“PRC”) (the “Executive”), and Citadel Equity Fund Ltd. (the “Purchaser”).

RECITALS

WHEREAS, the Executive serves as the Chief Executive Officer and the Chairman of the Board of Directors of China Security & Surveillance Technology, Inc., a Delaware corporation (the “Company”);

WHEREAS, the Executive is a shareholder of the Company, beneficially owning 40.93% of the outstanding common stock of the Company as of the date hereof (33.04% through Whitehorse Technology Limited, a British Virgin Islands company wholly owned by the Executive, and 7.89% through Ms. Li Zhi Qun, the spouse of the Executive);

WHEREAS, pursuant to a notes purchase agreement dated as of February 16, 2007 between the Company, the Purchaser and the other parties thereto, and other related documents pertaining thereto, the Company shall issue and sell to the Purchaser, and the Purchaser shall purchase, US$60,000,000 guaranteed senior unsecured convertible notes due 2012 of the Company to be issued pursuant to that certain Indenture dated as of the date hereof by and among the Company, The Bank of New York, as trustee, and the other parties thereto (the “Notes” and together with the other documents referred to in this paragraph and this Agreement, the “Transaction Documents”);

WHEREAS, in consideration of the Purchaser purchasing the Notes and entering into the transactions contemplated under the Transaction Documents, and to preserve for the Purchaser its valuable rights procured by it pursuant to the Transaction Documents, the Executive agrees to the covenants for the benefit of the Purchaser regarding the future activities and actions by the Executive as set forth in this Agreement; and

WHEREAS, it is a condition to the closing of the issuance and sale of the Notes under the Notes Purchase Agreement that the parties hereto shall have executed this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1. Definitions. Capitalized terms used in this Agreement shall have the meanings set forth below.

1.1 Affiliate” shall refer to: (1) any Person directly or indirectly controlling, controlled by or under common control with another Person, (2) any Person owning or controlling 50% or more of the outstanding voting securities of such other Person, (3) any officer, director or partner of such Person, or (4) a trust for the benefit of such Person referred to in the foregoing clause (2) of this definition

1.2 “Business” shall mean the business of manufacturing, distributing, installing and maintaining security, surveillance, fire and alarm products and systems, and other products or systems in the similar nature.

1.3 “Company Affiliate” shall mean any entity engaged in the Business which is controlled by or under common control with the Company or the Executive.

1.4 “Competitive Business” shall mean any business that (1) currently competes with or is reasonably likely to compete with the Business in the future or (2) is engaged in an undertaking or enterprise which is substantially similar to the Business (whether in the United States, the PRC or any other country).

1.5 “Person” means any individual, corporation, company (including any limited liability company), association, partnership, joint venture, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

1.6 “Trade Secret” shall mean any information, including, but not limited to, technical or nontechnical data, formulas, patterns, compilations, programs, devices, methods, techniques, drawings, processes, financial data, financial plans, product plans, actual or future services, or lists of actual or potential customers or suppliers that (1) derive economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from their disclosure or use, and (2) are the subject of efforts that are reasonable under the circumstances to maintain their secrecy.

1.7 “Work Product” shall mean all intellectual property rights, including all Trade Secrets, U.S., PRC and international copyrights, patentable inventions, discoveries and improvements, and other intellectual property rights, in any documentation, programming, technology, or other work that relates to the business and interests of the Company and that was or is conceived or developed by the Executive, or delivered by the Executive to the Company at any time during the term of the Executive’s employment with the Company.

Section 2. Covenants.

2.1 Noncompetition and Nonsolicitation. During the Term (as defined in Section 2.4), the Executive hereby agrees that the Executive will not, directly or indirectly, engage in, or have any interest in, any person, firm, corporation, undertaking or business (whether as an executive, officer, director, employee, agent, security holder, consultant, investor or similar position) that engages in a Competitive Business. In addition, during the Term, the Executive agrees that he will not:

(a)  either on the Executive’s own behalf or on behalf of any other person, solicit Competitive Business from any customer, supplier, distributor of, or a person in a similar commercial relationship with, the Company or the Company Affiliates;

(b)  either on the Executive’s own behalf or on behalf of any other person, solicit, employ or otherwise engage as an employee, independent contractor, or otherwise any person who is and was, at any time during one year prior to such solicitation, employment or engagement, an employee of the Company or any Company Affiliate, or in any manner induce any employee of the Company or any Company Affiliate to terminate his or her employment therewith (except, in each case, as a result of general solicitations for employment not directed specifically at employees of the Company or any Company Affiliate); or

(c)  otherwise materially and adversely interfere with the Business of the Company or any Company Affiliate.

Notwithstanding the foregoing paragraphs of this Section 2.1:

(i)  the Executive may own, as an investor, holdings as part of a portfolio investment through mutual funds or other funds pooling investments in different corporations (the stock of which is publicly traded) some of which may be engaging in a Competitive Business, in each case when any and all the investment and voting decisions with respect to such voting stock are made by an unaffiliated third party fund manager; and

(ii) the Executive may serve as a shareholder, director, employee or officer of any entity that is not engaged in a Competitive Business.

2.2 Continued Employment. The Executive agrees that during the Term, (a) except in the event of an involuntary termination, the Executive shall continue to serve as the Chief Executive Officer and the Chairman of the Board of Directors of the Company; and (b) the Executive shall not voluntarily resign as a director of the Company, unless continuance of his services as a director would, in the reasonable judgment of the Executive based on advice of counsel, result in a violation by the Executive of his fiduciary duties under applicable laws, provided that in such case, the Executive shall provide the Purchaser with written notice of his intent to resign reasonably in advance of taking any action towards resignation and shall consult with the Purchaser with respect to the rationale for the proposed resignation prior to taking any such action.

2.3 Confidentiality and Other Covenants. The Executive agrees that:

(a)  the Executive shall keep confidential any information, including Trade Secrets, relating to the Company, any Company Affiliate and the Business (unless such disclosure is permitted in writing by the Purchaser, required under law or by order of any governmental or regulatory authority, or relates to information already in the public domain, or is rightfully obtained from a third party without breach of any confidentiality obligation);

(b)  all Work Product of the Executive conceived (whether solely or jointly with others) within the scope of the Executive’s employment with the Company belongs to the Company and any and all of the Executive’s rights to such Work Product, to the extent not yet assigned, are hereby assigned to the Company;

(c) upon the termination of the Executive’s employment with the Company, at the request of the Company, the Executive shall return to the Company all of the Company’s proprietary items in the Executive’s possession or under the Executive’s control and shall not retain any copies or other physical embodiment of any of such items; and

(d)  upon the termination of the Executive’s employment with the Company, the Executive shall not hold the Executive out as an employee, agent or representative of the Company.

2.4 Term. The parties agree that the term of this Agreement (the “Term”) shall be from the date hereof until the second anniversary of the expiration or termination of the current employment agreement between the Executive and the Company under which the Executive is serving as the Chief Executive Officer of the Company.

2.5 Specific Enforcement. Upon a breach by the Executive of Section 2.1, 2.2 or 2.3, in addition to such damages as the Purchaser may demonstrate they have sustained, directly or indirectly, by reason of said breach, the Purchaser shall be entitled to injunctive relief against the Executive if such relief is applicable and available, as a remedy at law would be inadequate and insufficient. Nothing in this Agreement shall be construed as limiting the Purchaser’s remedies or rights in any way.

Section 3. Miscellaneous.

3.1 Severability.  In the event that a court of competent jurisdiction concludes that the scope of the covenants contained herein is unenforceable, the parties agree to be bound by those restrictions which the court determines in fact to be enforceable under the circumstances. Any other provision hereof prohibited by, or unlawful or unenforceable under, any applicable law of any jurisdiction shall as to such jurisdiction and to such extent be ineffective, without affecting any other provision of this Agreement or its effectiveness under any other laws, to the extent permitted by applicable law. To the full extent, however, that any provision of such applicable law may be waived, it is hereby waived, such that this Agreement shall be deemed to be a valid and binding agreement enforceable in accordance with its terms.

3.2 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.

3.3 Governing Law; Arbitration. This Agreement shall be governed by and construed in accordance with the laws of the State of New York. Any controversy or claim arising out of or relating to this Agreement, or any breach of this Agreement, shall be initiated, maintained and finally determined by binding arbitration under the rules of conciliation and arbitration of the International Chamber of Commerce (the “ICC”).  The arbitral tribunal shall be appointed within thirty (30) days of the notice of dispute, and shall consist of three arbitrators appointed as follows: one arbitrator shall be appointed by the Executive, one arbitrator shall be appointed by the Purchaser, and the third arbitrator shall be appointed jointly by such two arbitrators; provided, however, that if the two arbitrators shall be unable to select the third arbitrator within such thirty (30)-day period, such third arbitrator shall be chosen by the International Court of Arbitration of the ICC. The place of arbitration shall be in Hong Kong SAR, PRC. The arbitration shall be conducted in English. The arbitrators shall be experienced and have knowledge in the subject matter of the dispute. Judgment upon any award rendered may be entered in any court having jurisdiction thereof, or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be.  Any award pursuant to such proceeding shall be granted in U.S. Dollars. The arbitration awards shall be non-appealable, final, binding and conclusive upon parties. Each of the parties hereby irrevocably agrees that any service of process made with respect to a dispute under this Agreement may be made pursuant to the notice procedures set forth in this Agreement.

3.4 Successors and Assigns. The provisions of this Agreement shall inure to the benefit of, and shall be binding upon, the successors and assigns of the parties hereto; it being understood that the Purchaser shall be permitted to assign its rights under this Agreement to any Affiliate of the Purchaser who purchases the Notes or common shares into which the Notes were converted, provided that such Affiliate shall be subject to the same terms as those set forth in this Agreement and provided that notice of such assignment is given to the Executive. The Executive shall not be entitled to assign or otherwise transfer any of their rights or obligations under this Agreement or any other party.

3.5 Notice. Any notices to be given hereunder by either party to the other shall be in writing and may be effectuated either by personal delivery, by facsimile or by mail, postage prepaid, with return receipt requested. Notices shall be addressed to the parties as follows:

If to the Purchaser:

Citadel Equity Fund Ltd.
c/o 131 South Dearborn Street
Chicago, Illinois 60609
USA
Fax: (1-312) 267 7300
Attention: Mr. Adam C. Cooper

with a copy to:

Citadel Equity Fund Ltd.
c/o Citadel Investment Group (Hong Kong) Limited
Chater House, 18th Floor
8 Connaught Road
Central, Hong Kong
Fax: (1-312) 267 7300
Attention: Mr. Andrew Fong and Mr. Max Liu

If to the Executive:

c/o 13/F, Shenzhen Special Zone Press Tower
Shennan Road, Futian
Shenzhen
People’s Republic of China
Fax: (86) 755-83510815

or to such other address as either the parties may designate by written notice to each other. Notices delivered personally shall be deemed duly given on the date of actual receipt; mailed notices shall be deemed duly given as of the fifth day after the date so mailed. Notices hereunder may be delivered by electronic facsimile transmission (fax) if confirmation by sender is made within three business days by mail or personal delivery.

3.6 Third Party Beneficiary Rights. This Agreement has been made and is made solely for the benefit of, and shall be binding upon, the Purchaser and the Executive, and no other person shall acquire or have any rights under or by virtue of this Agreement.

3.7 Attorney’s Fees. If any party shall bring an action to enforce this Agreement, the prevailing party shall be entitled to recover the reasonable attorneys’ fees and costs incurred by such party from the unsuccessful party.

  [Signature page(s) to follow.]

IN WITNESS WHEREOF, the parties hereto have executed this Non-Competition Covenant and Agreement as of the date first set forth above.

PURCHASER:

CITADEL EQUITY FUND LTD.

By: Citadel Limited Partnership, Portfolio Manager

By: Citadel Investment Group, L.L.C., its General Partner

By:
Name:
Title: Authorized Signatory

EXECUTIVE:

Tu Guo Shen